Form N-SAR, Sub-Item 77C
Submission of matters to a vote of security holders

Nuveen Michigan Dividend Advantage Municipal Fund
333-58700
811-09453


An annual meeting of shareholders was held in the offices of Nuveen Investments on October 12, 2007, at this meeting shareholders were asked to vote on a new Investment
Management Agreement.

Voting results for the new investment management agreement are as follows:

<c>To approve a new
investment management
agreement
<c> Common and
Preferred shares
voting together as a
 class
   For
                1,070,869
   Against
                     86,608
   Abstain
                     48,127
   Broker Non-Votes
                   283,143
      Total
                1,488,747


Proxy materials are herein incorporated by reference to the SEC filing on August 22, 2007, under Conformed Submission Type DEF 14A, accession number 0000950137-07- 012785.